One CVS Drive Woonsocket, RI 02895

By EDGAR Submission

February 9, 2018

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVS Health Corporation

Registration Statement on Form S-4

File No. 333-222412

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, CVS Health Corporation (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-222412), in connection with the proposed transaction involving the Company, Hudson Merger Sub Corp. and Aetna Inc., to 2:00 p.m., Eastern time, on February 9, 2018, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

CVS pharmacy / caremark / minute clinic / specialty

Very truly yours,

CVS Health Corporation

By:	/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer

cc:	Jonathan Burr – Securities and Exchange Commission

Pamela Howell – Securities and Exchange Commission

Thomas M. Moriarty – CVS Health Corporation

Creighton O’M. Condon – Shearman & Sterling LLP

Robert M. Katz – Shearman & Sterling LLP

Daniel Litowitz – Shearman & Sterling LLP

Thomas J. Sabatino, Jr. – Aetna Inc.

H. Oliver Smith – Davis Polk & Wardwell LLP

John A. Bick – Davis Polk & Wardwell LLP

Harold Birnbaum – Davis Polk & Wardwell LLP